UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)*


                          Bradley Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   014576 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
      Seth W. Hamot                               Jeffrey R. Katz, Esq.
      Costa Brava Partnership III L.P.            Ropes & Gray LLP
      420 Boylston Street                         One International Place
      Boston, MA 02116                            Boston, MA 02110
      (617) 595-4400                              (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 14, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 2 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 3 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited liability company
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                          -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO - Other
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 4 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN, HC
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 8 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 1") amends the Schedule 13D previously filed on May 25, 2006 by Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Bradley Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On June 14, 2006, the Filers met with Mr. Daniel Glassman, Chairman, President and Chief Executive Officer of the Issuer.

         On June 15, 2006, Ropes & Gray LLP, as counsel to and on behalf of the Filers, sent a letter to Mr. Glassman. A copy of the letter is filed as Exhibit
99.1 hereto and is incorporated herein by reference.

         Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b)    The Filers are the beneficial owners of 1,539,300 shares of
Common Stock (approximately 9.1% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on May 19, 2006).

         The Filers have the sole power to vote and the sole power to dispose of the shares of Common Stock to which this Amendment No. 1 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on May 25, 2006.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         As of the Filers' initial filing on Schedule 13D on May 25, 2006 and as of the date hereof, the Filers were party to the following contracts with respect to the securities of the Issuer:

                               Page 5 of 8 Pages

         On May 2, 2006, the Filers wrote and sold 70 put contracts with respect to the Common Stock of the Issuer at a price of $1.15 per underlying share. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

         On May 12, 2006, the Filers wrote and sold 311 put contracts with respect to the Common Stock of the Issuer at a price of $1.20 per underlying share. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

         On May 12, 2006, the Filers wrote and sold 125 put contracts with respect to the Common Stock of the Issuer at a price of $0.25 underlying share. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on August 19, 2006.

         On May 12, 2006, the Filers wrote and sold 200 put contracts with respect to the Common Stock of the Issuer at a price of $2.45 underlying share. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $15.00 per share. The contracts expire on November 18, 2006.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 1 -- Letter to Mr. Daniel Glassman, Chairman, President and Chief
             Executive Officer of the Issuer.

                               Page 6 of 8 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            June 20, 2006
                                            -------------
                                            Date

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                 its General Partner


                                                 By:  /s/ SETH W. HAMOT
                                                      --------------------------
                                                      Name:   Seth W. Hamot
                                                      Title:  President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------



Exhibit                Description
-------                -----------

A                      Agreement Regarding the Joint Filing of
                       Schedule 13D.

99.1                   Letter to Mr. Daniel Glassman,
                       Chairman, President and Chief Executive
                       Officer of the Issuer.

                               Page 8 of 8 Pages

                                    EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated:  June 20, 2006

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                      its General Partner

                                            By:  /s/ SETH W. HAMOT
                                                 -------------------------------
                                                 Seth W. Hamot
                                                 President

                                            ROARK, REARDEN & HAMOT, LLC

                                            By:  /s/ SETH W. HAMOT
                                                 -------------------------------
                                                 Seth W. Hamot
                                                 President

                                            SETH W. HAMOT

                                            By:  /s/ SETH W. HAMOT
                                                 -------------------------------
                                                 Seth W. Hamot